Filed by North Pittsburgh Systems, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: North Pittsburgh Systems, Inc.

File No. of Related Registration Statement: 333-146131

On October 31, 2007, North Pittsburgh Systems, Inc. mailed the following letter to certain of its shareholders.

YOUR VOTE AT OUR NOVEMBER 13, 2007 MEETING OF SHAREHOLDERS IS

EXTREMELY IMPORTANT!

PLEASE VOTE YOUR SHARES TODAY!

October 31, 2007

Dear fellow shareholder:

North Pittsburgh’s shareholders meeting November 13, 2007 is very important.

As described in detail in the proxy statement/prospectus dated October 9, 2007, which we mailed to you earlier this month, North Pittsburgh has entered into a merger agreement, dated as of July 1, 2007, pursuant to which North Pittsburgh would become a wholly owned subsidiary of Consolidated Communications Holdings, Inc., a Delaware corporation, and the outstanding shares of North Pittsburgh common stock would each be converted into the right to receive, at the holder’s election, either (i) $25.00 in cash, without interest, or (ii) 1.1061947 shares of Consolidated common stock (including cash in lieu of any fractional share of Consolidated common stock), subject to proration to ensure that 80% of the North Pittsburgh shares are converted into the right to receive cash and 20% of the North Pittsburgh shares are converted into the right to receive Consolidated common stock.

North Pittsburgh shareholders’ approval and adoption of the merger agreement is a condition to the closing of the transaction, and North Pittsburgh shareholders are being asked to consider and vote upon the merger agreement.

Your vote for the shareholders’ meeting has not been received. Please take a moment now and cast your vote by completing, dating and signing the enclosed duplicate proxy card and returning it in the enclosed return envelope. Alternatively, you may vote by telephone or over the Internet by following the instructions set forth on the proxy card. If you have any questions or need assistance in voting your North Pittsburgh shares, please call North Pittsburgh’s proxy solicitors, MacKenzie Partners, Inc., collect at (212) 929-5500 or toll-free at (800) 322-2885.

Your North Pittsburgh Board of Directors has unanimously determined that the merger agreement is advisable and in the best interests of North Pittsburgh and its shareholders and recommends that North Pittsburgh shareholders vote “FOR” the approval and adoption of the merger agreement.

You are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. If you need another copy of the proxy statement/prospectus, it is available free of charge on the Securities and Exchange Commission’s website at www.sec.gov, or you can obtain a copy, without charge, by calling MacKenzie Partners, Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885.

Thank you for your cooperation and continued support.

Sincerely,

Harry R. Brown

President and Chief Executive Officer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

North Pittsburgh and Consolidated, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions.

Information about the directors and executive officers of North Pittsburgh is set forth in the proxy statement/prospectus and North Pittsburgh’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Information about the directors and executive officers of Consolidated is set forth in the proxy statement for Consolidated’s 2007 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive proxy statement/prospectus.